

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2011

Via E-mail
Jeffrey Stroburg
Chief Executive Officer
Renewable Energy Group, Inc.
416 South Bell Avenue
Ames, Iowa 50010

> **Re:** **Renewable Energy Group, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed November 18, 2011**
> **File No. 333-175627**

Dear Mr. Stroburg:

We have reviewed your registration statement and have the following comments.

Management's discussion and analysis of financial condition and results of operations, page 42

Critical Accounting Policies, page 52

Valuation of the Company's Equity, page 61

1. As disclosed on page F-89, we note that the fair value of your common stock issued in connection with your July 12, 2011 asset acquisition of SoyMor was $24.28 per share. Please expand your disclosures to identify and fully discuss the significant factors, including any changes to material underlying assumptions you utilized in your discounted cash flow analysis, which contributed to the decrease in the fair value of your common stock from $24.28 on July 12, 2011 to your preliminary estimated IPO price.

Liquidity and capital resources, page 72

2. We note your new disclosure on page 74 that you have notified Bunge of your intention to terminate the Bunge MSA. We note similar new disclosure on page 126. Please discuss and analyze the anticipated impact on your liquidity, if any, of the termination of the Bunge MSA and the related agreements among your affiliates and Bunge. In this regard, we note your disclosure on page 126 that sales in connection with the various agreements amounted to $37,502,000 in 2010.

Critical Accounting Policies, page 52

3. You have added the following statement at the end of the first paragraph on page 53: "Due to the uncertainty of the amounts to be received, we record amounts until we have received notification from the USDA or are in receipt of the funds." Please clarify whether this statement should be revised to indicate that you do <u>not</u> record until you are in receipt of notification or funds (emphasis added).

Certain relationships and related party transactions, page 124

4. Please tell us why you have not provided the information required by Item 404 of Regulation S-K for the September 2011 glycerin sale and purchase agreement with Westway referenced on page F-97.

Procedures for approval of related party transactions, page 129

5. We note your response to comment 40 in our letter dated August 15, 2011. As previously requested, please describe the standards that your audit committee will apply when determining whether to approve or ratify related party transactions.

Principal stockholders and selling stockholders, page 130

6. Please update your beneficial ownership and selling stockholder information as of the most recent practicable date.

7. We note your response to comment 42 in our letter dated August 15, 2011. As previously requested, please identify the natural persons who have voting and/or dispositive authority over the common stock beneficially owned by each selling stockholder that is a legal entity. Please refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

8. We note your response to comment 44 in our letter dated August 15, 2011. As previously requested, please tell us whether any selling stockholder is a broker-dealer or an affiliate of a broker dealer. If any selling stockholder is an affiliate of a broker-dealer, please tell us the name of the broker-dealer and describe for us the nature of the affiliation. We may have additional comments based on your response.

Description of capital stock, page 133

General, page 133

9. Please reconcile for us your statement in the last paragraph of this subsection that there are no shares of Common Stock outstanding as of September 30, 2011, with the new assumption you have added regarding "the conversion of 400,000 shares of Class A Common Stock into shares of Common Stock upon their sale by the selling stockholders in this offering." The assumption appears to suggest that shares of Common Stock would be outstanding.

Shares eligible for future sale, page 142

10. Please disclose under this heading the number of shares of Common Stock and Class A Common Stock that is subject to outstanding options and warrants. See Item 201(a)(2)(i) of Regulation S-K.

Financial Statements, page F-1

Note 2 – Summary of Significant Accounting Policies, page F-75

Stock-based Compensation, page F-81

11. Please expand your disclosures to indicate the grant date per unit fair value for the 299,033 restricted stock units granted during September 2011 as well as the compensation expense related to non-vested portion of this award. Refer to FASB ASC 718-10-50 for guidance.

12. Please reconcile your disclosure that during September 2011 you granted 299,033 shares of restricted stock units to employees in return for services with vesting of three to four years with your disclosure on page 119 that indicates that in September 2011 you granted Mr. Oh 400,000 restricted stock units in connection with his appointment as your Chief Executive Officer.

Income Taxes, page F-82

13. Please revise your line item, "Total benefits for income taxes before valuation allowances," as it seems most of the amounts presented are actually provisions/expenses.

Unaudited Pro Forma Net Income (Loss) Per Share, pages F-20 and F-84

14. With reference to the specific conversion terms of the Series B preferred stock, please tell us what consideration you have given to whether there is an embedded conversion feature such that the changes in the fair value of the conversion feature need to be contemplated in your pro forma EPS.

Item 16. Exhibits and Financial Statement Schedules, page II-3

15. We note that the following agreements are not included in your exhibit list:

- Agreement for the acquisition of SoyMor Biodiesel, LLC, as referenced on page 42;

- Amended and Restated Loan Agreement with Fifth Third Bank entered into on November 3, 2011, described on page 73; and

- Glycerin sale and purchase agreement with Westway referenced on page F-97.

Please file these agreements as exhibits with your next amendment or as soon as possible or, for each agreement, please tell us why you are not required to do so under Item 601 of Regulation S-K.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Dietrich King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Pamela A. Long
Assistant Director

cc: Blair White, Esq.
        Pillsbury Winthrop Shaw Pittman LLP